UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER
001-37649

CUSIP NUMBER
NOTIFICATION OF LATE FILING	60365W201

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2023
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ____________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Minim, Inc.
Full Name of Registrant

Former Name if Applicable

848 Elm Street
Address of Principal Executive Office (Street and Number)

Manchester, New Hampshire 03101
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Minim, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2023 by the prescribed due date without unreasonable effort or expense because of the circumstances described below.

The Company was unable to appoint an audit committee due to unforeseen resignation of board members on April 7, 2023. During this time, we have not been able to find adequate and knowledgeable board members, who meet the criteria of an independent and financial expert, to succeed the previous board members. As such, without an Audit committee or an independent, financial expert, the Company is unable to file its Form 10-Q without the effective oversight of the financial reporting process.

Minim, Inc. will not be able to file within the extension period of five days on May 22nd, 2023. The Company anticipates to file the 10-Q soon after the Company appoints a member to the Company’s Board of Directors who is considered and qualifies as a financial expert.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Dustin Tacker	833	966-4646
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ NO ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ NO ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Minim, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2023	By:	/s/ Dustin Tacker
Chief Financial Officer